TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

March 11, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for the Fiscal Year Ended September 27, 2009
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the Fiscal Quarter Ended December 27, 2009
File No. 0-19655

Dear Mr. O’Brien:

By letter dated February 22, 2010, you provided comments on the above-referenced filings of Tetra Tech, Inc. (the “Company”).  Set forth below are the Company’s responses to these comments.  As requested, the numbering of such responses corresponds to the numbering of the comments in your letter.

Form 10-K for the Fiscal Year Ended September 27, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.         We note your presentation of gross profit percentage based on revenue, net of subcontractor costs, which is a non-GAAP measure.  We further note that you provide a discussion and analysis of this measure on a consolidated basis.  In future filings, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K when presenting this measure.  In addition, please also provide a discussion and analysis of the U.S. GAAP measure within MD&A.  Refer to Item 303(a) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response

The Company is an engineering and consulting services provider.  We incur subcontractor costs that vary from period to period although the associated revenue and cost of those subcontractor activities have an insignficiant impact on our gross profit, as these costs are passed through to clients with little or no mark-up.  Because subcontractor services can change significantly from project to project and period to period, changes in revenue and in gross profit

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March 11, 2010

as a percentage of that revenue may not be indicative of our business trends. Accordingly, we also report revenue, net of subcontractor costs (“net revenue”).

The Company considers net revenue to be both a financial measure and a key variable as contemplated by Section 501.12 of the SEC Financial Reporting Codification.  Management believes the operating profit associated with net revenue is a key factor in managing and operating our business as it reflects the profitability of our projects, utilization of our people and resources, and the overall effectiveness of our financial management.  Further, because our investors believe net revenue is a key financial measure for an engineering and consulting services business, we have consistently discussed and disclosed the net revenue in our investor presentations.  The Company believes that the inclusion of this information and the related analysis promotes investors’ understanding of our business, especially as seen through the eyes of management.

In future filings, the Company will no longer disclose gross profit as a percentage of net revenue.  The Company will continue to report net revenue in MD&A.  In doing so, the Company will expand the MD&A tables to include revenue and subcontractor costs and include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.  In addition, we will clarify and expand our revenue and subcontractor cost disclosure to describe any other significant components of revenues or expenses that, in management’s judgment, should be described.

The Company may present other financial measurements in future filings and, if so, will comply with the requirements of Item 10(e)(1)(i) of Regulation S-K such that we provide a balanced discussion of the results when using both GAAP and non-GAAP measurements, present the GAAP measurements with as much prominence as the non-GAAP measurements, and provide the proper reconciliation and disclosure in order for our investors to better understand the results and trends of the Company’s operations.

2.         In future filings, please quantify the impact each identified factor had on revenue and the other line items comprising income from continuing operations for each period presented.  As an example, your discussion of revenue, net for your Remediation and Construction Management reportable segment includes several material factors that had positive and negative impacts.  Quantifying each of these factors provides investors with a better insight as seen through the eyes of management as to the significance of each factor along with an understanding as to how the factor may impact your future results.  Refer to Item 303(A)(3)(iii) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response

Our goal in providing investors with a comprehensive narrative in MD&A is to comply with Regulation S-K by disclosing the key factors that impact the Company’s financial results.  In prior filings, we have quantified individual items in our MD&A that we considered material to an understanding of the Company’s financial results.  As the Company currently provides

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services on more than 10,000 active contracts at any point in time, we have also disclosed the qualitative factors that, in management’s judgment, reveal the trends, activity patterns or deviations from past trends that promote investors’ understanding of our business.  In future filings we will provide quantitative disclosures of aggregated similar items that management considers material, including the amounts noted in our response to Comment 3 below, and that provide information beneficial to investors in understanding the trends in our business and the factors that cause material changes.

3.         We note that you recognized a $24.2 million charge for contract losses and related receivables, which is 19.9% of fiscal year 2009 income from operations.  Based on the disclosures on page 51 and 53, it appears that this charge may relate to your Remediation and Construction Management segment.  If this is correct, this charge represents 63.4% of the Remediation and Construction Management segment’s income from operations.  Given the significance of the charge to your consolidated and segment results, there is a concern that your current disclosures do not provide investors with sufficient information to understand the circumstances that led to the recognition of this charge.  In future filings, please provide investors with a full understanding of the specific facts and circumstances that led to the recognition of the $24.2 million charge.  Refer to comment 7 in our letter dated April 11, 2006, Item 303(A)(3)(i) of Regulation S-K including Instruction 4, and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response

The $24.2 million provision for losses on contracts and related receivables reported in the consolidated statement of cash flows for fiscal 2009 represents the non-cash charge to income for the year, and is the aggregate amount for all four reportable segments.  Of this amount, approximately $12.4 million and $7.4 million relate to the Remediation and Construction Management segment, and the Engineering and Architecture Services segment, respectively.  The Company believes that its disclosure addressed the guidelines of Item 303(A)(3)(i) in all material respects by describing the changes that materially affected the amount of reported income from continuing operations.  For example, the MD&A for the Remediation and Construction Management segment stated “Gross profit did not grow in proportion to the increase in revenue, net of subcontractor costs, due to project start-up costs related to certain new programs; additional contract costs caused by inclement weather, subcontractor issues and scheduling delays; and provision for losses on certain accounts receivable from commercial clients.”  In addition, the MD&A for the Engineering and Architecture Services segment stated “The cost reductions were partially offset by higher provisions for accounts receivable on certain real estate development and other commercial projects resulting from the continuing economic downturn.”

In future filings, the Company will quantify the most significant items that impact our financial performance, including an aggregation of the material and quantifiable amounts like

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those noted above, in order to provide investors with a better understanding of the facts and circumstances associated with material changes to our operating results.

4.         It appears that your discussion of your critical accounting policies mirror your significant accounting policies disclosed in your footnotes.  In future filings, please revise your critical accounting policy disclosures to ensure that your discussion of each critical accounting estimate you have identified provides investors with insight regarding the variability of your critical judgments when preparing your consolidated financial statements.  This includes identifying the significant factors/assumptions considered/used in making your critical estimates, the sensitivity of those assumptions (i.e., the uncertainties and risks associated with the assumptions made and the factors that could cause the assumptions to change), and the potential impact on the financial statements if actual results differ from your estimates.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response

In our fiscal 2010 Form 10-K, the Company will further enhance our discussion of our critical accounting policies.  Specifically, the Company will enhance the description of the accounting estimates and assumptions when:  (1) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.  Further, the Company will ensure that the critical accounting policies in the MD&A do not mirror those in the financial statement footnote, but enhance investors’ understanding.

5.         We note that goodwill is 29.1% of total assets as of September 27, 2009.  We further note your disclosure on page 34 of your fiscal year 2009 Form 10-K that two of your reporting units with an aggregate of $54 million in goodwill have estimated fair values that currently exceed the carrying values; however, it is reasonably possible that there could be changes in judgments, assumptions and estimates, which could change the estimated fair values of these reporting units such that goodwill could be impaired.  We further note your disclosure on page 17 of your first quarter of fiscal year 2010 Form 10-Q that your forecasted revenues are going to be lower than originally expected due to the lack of new opportunities in your construction-related business.  For these two reporting units and any other reporting units with estimated fair values that are not substantially in excess of the carrying values and the goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders’ equity, please further enhance your disclosures to address the following additional disclosure in future filings, including your next Form 10-Q, for each of these reporting units:

•                                      Specifically identify each individual reporting unit along with the corresponding reportable segment.

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•                                       Disclose the percentage by which estimated fair value exceeds the carrying value as of the most recent step-one test for each individual reporting unit.

•                                       Disclose the amount of goodwill allocated to each individual reporting unit.

•                                       Provide a description of the methods used to estimate fair value and the corresponding assumptions that drive the estimated fair value for each individual reporting unit.

•                                       Provide a discussion of the uncertainty associated with the key assumptions for each individual reporting unit.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions including an explanation of and for the deviation from historical results.  Another example would be to discuss your expectations as to when you anticipate a significant decline in sales that are impacting your discounted cash flow analysis to turnaround.

•                                       Provide a discussion of any specific potential events and/or circumstances that could have a negative effect to the estimated fair value for each individual reporting unit.

•                                       Please tell us how the decline in the forecasted revenue for fiscal year 2010 in your construction-related business impacted your decision to test goodwill for the related reporting units for impairment at an interim date.  Refer to ASC 350-20-35-30 (paragraph 28 of SFAS 142) for guidance.

These additional disclosures should provide investors with a detailed understanding of the magnitude of your material uncertainties.  Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge.  See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:p.4.  Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off.  This includes an obligation to provide information regarding the magnitude of exposure to loss.”  Please provide us with the revised disclosure you intend to include in your next periodic report to address this comment.  Please also refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Response

The Company wishes to clarify that the two reporting units referenced in the Risk Factor entitled “If our goodwill or other intangible assets become impaired, then our profits may be significantly reduced” in our fiscal 2009 Form 10-K and Form 10-Q for the first quarter of fiscal

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2010 are not engaged in construction management activities and have not experienced lower-than-expected forecasted revenues.  Further, following the Company’s financial and operational assessment of all of our reporting units including the reporting units affected by the delayed construction management projects, management concluded there was no triggering event that would have required goodwill impairment testing for the quarter ended December 27, 2009.

The Company has considered the disclosure guidance noted in the Staff’s comment.  As a result, the Company has provided a revised goodwill disclosure to be included in the MD&A in Appendix A to this letter.  This revised disclosure will be incorporated into our future filings, including our Form 10-Q for the second quarter of fiscal 2010.

Consolidated Statements of Income, page 69

6.         In future filings, please discontinue the presentation of the subtotal, revenue, net of subcontractor costs, on the face of your consolidated statements of income.  In this regard, Item 10(e)(1)(ii)(c) of Regulation S-K states that you should not present non-GAAP financial measures on the face of your financial statements or in the accompanying notes.

Response

We will remove the subtotal “revenue, net of subcontractor costs” from our consolidated statements of income in future filings; however, we will continue to discuss this financial metric in our MD&A.

4.  Mergers and Acquisitions, page 79

7.         In future filings, please provide the disclosures required by paragraphs 51 and 52 of SFAS 141.  Please note that your disclosure should fully explain to investors why you were willing to pay a purchase price that resulted in a significant amount of goodwill being recognized.  In this regard, we note that the purchase price is 8.3% of fiscal year 2009 total stockholders’ equity and the anticipated impact to fiscal year 2009 net revenues, as disclosed in the January 28, 2009 press release is 5.4%.

Response

The Company has reviewed the disclosures required by paragraphs 51, 52 and 53 of Statement of Financial Accounting Standards No. 141 (SFAS 141).  We believe that Notes 4 and 5 to our consolidated financial statements in the fiscal 2009 Form 10-K contain the required material disclosures for our acquisitions in fiscal 2009, including disclosures concerning our acquisition of Wardrop Engineering Inc. (“Wardrop”), a Canadian firm that significantly expanded our worldwide presence.  We acknowledge the requirements of paragraph 51 to

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disclose the primary reasons the Company was willing to pay a purchase price that resulted in a significant amount of goodwill.  Wardrop, our largest acquisition in fiscal 2009, represented $77 million of our $98 million in goodwill additions in fiscal 2009. We recognized goodwill relative to the acquisition after allocating the purchase price to identifiable intangible assets and tangible net assets.  The resulting goodwill represents the value paid for the assembled workforce, the international geographic presence, engineering and consulting expertise, and the ability to utilize Wardrop as a platform for further international expansion.  In future filings, we will provide enhanced disclosures regarding the reasons the purchase of Wardrop resulted in a significant amount of goodwill.

Signatures, page 104

8.         The Form 10-K should also be signed by the company’s principal accounting officer or controller whose title should be shown on the signature page.  Please amend the Form 10-K to include the requisite signatures.

Response

The Company’s principal accounting officer will sign the Form 10-K in future filings.  The Company hereby requests that the Staff not require an amendment to the Fiscal 2009 Form 10-K for the purpose of adding this signature.

Exhibits 31.1 and 31.2

9.         Please refrain from including the title of the certifying individual when identifying the person at the beginning of the certification.

Response

The Company will refrain from including the title of the certifying individual in Exhibits 31.1 and 31.2 in future filings.

Definitive Proxy Statement on Schedule 14A

10.       We note the disclosure in the third from the last paragraph on page 18 and in the table at the top of page 21 where you provide 2009 base salary information for each of the named executive officers.  Explain why these amounts do not reconcile with those reported in the salary column of the Summary Compensation Table.

Securities and Exchange Commission

March 11, 2010

Response

The fiscal 2009 base salaries disclosed on pages 18 and 21 of the proxy statement became effective on November 15, 2008 and were not retroactive to the beginning of fiscal 2009.  Accordingly, during the period from September 28 to November 14, 2008, the executive officers received compensation based on their prior base salaries.  This resulted in fiscal 2009 salary totals in the Compensation Table being slightly lower than the base salaries that became effective on November 15, 2008.

11.       Please provide a more analytical discussion of how the Compensation Committee determined the 2009 corporate and individual performance factors.  Provide a concise and informative discussion of how the Compensation Committee assessed actual corporate and individual performance in 2009 and how they used the information evaluated to derive the specific multiple used for calculating payouts under the Executive Compensation Plan.

Response

The Company’s Annual Meeting of Shareholders was held on February 25, 2010.  The Company will provide a more analytical discussion concerning the Compensation Committee’s determination of the corporate and individual performance factors, together with a more concise and informative discussion of how the Compensation Committee assessed actual corporate and individual performance and how they used the information to determine the specific multiple for calculating payments under the Executive Compensation Plan, in future proxy statements.

12.       We note the disclosure in the first paragraph under the “Long-Term, Equity-Based Incentive Awards” section relating to the factors the Compensation Committee takes into account when determining the size of the long-term, equity-based incentives.  Please provide appropriate analysis of how the Committee evaluated these factors when determining the payouts under this element of compensation and why the Committee deemed the awards appropriate under the circumstances.

Response

The Company will provide a more specific analysis of how the Compensation Committee evaluated the factors it takes into account when determining the size of long-term, equity-based incentives, together with a discussion as to why the Committee deems the awards appropriate, in future proxy statements.

*****

Securities and Exchange Commission

March 11, 2010

During your review, should you have any additional questions with respect to the Company’s responses, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Senior Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.

Very truly yours,

/s/ DAN L. BATRACK

Dan L. Batrack
Chairman and Chief Executive Officer

DLB:dm

cc:        Tracey Houser, SEC

Al Pavot, SEC

Dorine Miller, SEC

David W. King

Steven M. Burdick

Janis B. Salin

Attachment A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Goodwill

We perform our goodwill impairment review at least annually at the beginning of our fiscal fourth quarter.  Our annual review as of June 29, 2009 (i.e., the first day of our fiscal fourth quarter) indicated that we had no impairment of goodwill.  In addition, we regularly evaluate whether events and circumstances have occurred that may indicate a potential change in recoverability of goodwill.  We would perform an interim goodwill impairment review between our annual reviews if certain events and circumstances have occurred including a significant adverse change in the business climate, unanticipated competition and a loss of key personnel.

The goodwill impairment review involves the determination of the fair value of our reporting units, which for us are the components one level below our reportable segments.  This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations and the interpretation of current economic indicators and market valuations.  Furthermore, the development of the present value of future cash flow projections include assumptions and estimates derived from a review of our expected revenue growth rates, profit margins, business plans, cost of capital and tax rates.  We also make certain assumptions about future market conditions, market prices, interest rates, and changes in business strategies.  Changes in assumptions or estimates could materially affect the determination of the fair value of a reporting unit, and therefore could eliminate the excess of fair value over carrying value of a reporting unit entirely and, in some cases, could result in impairment.  Such changes in assumptions could be caused by a loss of one or more significant contracts, reductions in government or commercial client spending, or a decline in the demand of our services due to changing economic conditions.  In the event we determine that our goodwill is impaired, we would be required to record a non-cash charge that could result in a material adverse effect on our results of operations and financial position.

We utilize two methods to determine the fair value of our reporting units:  (i) the Income Approach and (ii) the Market Approach.  While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach, or approaches, is most applicable.  The Income Approach utilizes the discounted cash flow method, which focuses on the expected cash flow of the reporting unit.  In applying this approach, the cash flow available for distribution is calculated for a finite period of years.  Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed as a dividend without impairing the future profitability or operations of the reporting unit.  The cash flow available for distribution and the terminal value (the value of the reporting unit at the end of the estimation period) are then discounted to present value to derive an indication of the value of the business enterprise.  The Market Approach is comprised of the guideline company and the similar transactions methods.  The guideline company method focuses on comparing the reporting unit to select reasonably similar (or “guideline”) publicly traded companies.  Under this method, valuation multiples are (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the reporting units relative to the selected guideline companies; and (iii) applied to the operating data of the reporting unit to arrive at an indication of value.  In the similar transactions method, consideration is given to prices paid in recent transactions that have occurred in the reporting unit’s industry or in related industries.  For our annual impairment analysis, we weight the Income Approach and the Market Approach at 70% and 30%, respectively.  The Income Approach is given a higher weight because it has the most direct correlation to the specific economics of the reporting unit, as compared to the Market Approach, which is based on multiples of broad-based (i.e., less comparable) companies.

As of June 29, 2009, one of our reporting units, Advanced Management Technology, Inc. (“AMT”) in the Environmental Consulting Services reportable segment with $49.4 million of goodwill, had a fair value in excess of its carrying value by approximately 13%.  In addition, another reporting unit, Cosentini and Associates, Inc. (“CAA”) in our Engineering and Architecture Services reportable segment with $4.6 million of goodwill, had a fair value in excess of its carrying value by approximately 39%.  To arrive at our cash flow projections utilized in the Income Approach, we use a reporting unit’s forecast of estimated operating results based on key assumptions such as growth rates in revenues, costs and estimates of future anticipated changes in operating margins based on economic and market information.  Accordingly, it is reasonably possible that business performance below our expectation or deterioration of market and economic conditions could occur.  This would adversely impact our ability to meet our projected results, which could cause the goodwill related to AMT and CAA to become impaired.  For example, if AMT is not successful in winning re-competes on federal government contracts or if CAA experiences  reduced workload in its domestic and international commercial  development markets, their revenue and income could adversely and materially deviate from their historical trends and could cause goodwill to become impaired.  If any goodwill becomes impaired, we would be required to record a non-cash charge that could have a material adverse effect on our results of operations or financial position, but would not have any adverse effect on the calculations of, or our overall compliance with, the covenants of our credit facility.  Our other reporting units had fair values that were substantially in excess of carrying values.